Solectron Global Finance LTD
847 Gibraltar Drive
Milpitas, California 95035
July 26, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Supplemental Letter With Respect to Solectron Global Finance LTD’s Registration Statement on Form S-4 (File No. 333-134329)
Dear Sir or Madam:
     Solectron Global Finance LTD, an exempted company with limited liability under the laws of the Cayman Islands, (the “Issuer”) is registering the exchange offer (the “Exchange Offer”) of up to $150,000,000 aggregate principal amount of 8.00% Senior Subordinated Notes due 2016, guaranteed by Solectron Corporation (the “Original Notes”) issued in a private placement in February 2006 for up to $150,000,000 aggregate principal amount of registered 8.00% Senior Subordinated Notes due 2016 (the “Exchange Notes”), pursuant to its Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991),
K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). The Issuer represents as follows:
1.	The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

2.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5.	The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
(a)	Each exchange offeree acknowledges that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in exchange for the Original Notes pursuant to the Exchange Offer; such documents, however, may contain a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     The Issuer will commence the Exchange Offer for the Original Notes promptly after the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder.

Very truly yours,

SOLTECRON GLOBAL FINANCE LTD

By:	/s/ Perry Hayes
Name: Perry Hayes
Title: Director